UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-8951
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M.D.C. HOLDINGS, INC.
(Exact name of registrant as specified in its charter)
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4350 South Monaco Street, Suite 500, Denver, Colorado 80237; (303) 773-1100
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
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3.850% Senior Notes due January 2030
2.500% Senior Notes due January 2031
6.000% Senior Notes due January 2043
3.966% Senior Notes due August 2061
(Title of each class of securities covered by this Form)
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None
(Titles of all other classes of securities for which
a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

3.850% Senior Notes due January 2030: Below 300
2.500% Senior Notes due January 2031: Below 300
6.000% Senior Notes due January 2043: Below 300
3.966% Senior Notes due August 2061: Below 300

Pursuant to the requirements of the Securities Exchange Act of 1934, M.D.C. Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

M.D.C. HOLDINGS, INC.

Date:	June 13, 2024	By:	/s/ Joseph H. Fretz
Joseph H. Fretz
Vice President, Secretary and Corporate Counsel
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